Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 14, 2018

Mara L. Ransom U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Atlantic Acquisition Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed May 24, 2018

File No. 001-38180

Dear Ms. Ransom:

On behalf of our client, Atlantic Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 7, 2018 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Contemporaneously, we are filing a revised Preliminary Proxy Statement via Edgar (the “Amended Proxy”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Mara L. Ransom June 14, 2018 Page 2

Background of the Business Combination, page 36

1.	We note your response to comment 3, and your amended disclosure that “Atlantic also received proposals from different companies in a wide variety of industries in both the United States and China . . . . Atlantic’s management team didn’t conduct extensive diligence or negotiations with these other companies because Atlantic’s management didn’t believe that they would be good acquisition targets.” Please briefly describe the factors management considered in determining that such companies would not be good acquisition targets.

Response: The Company briefly described the factors it considered in determining that the indicated companies would not be good acquisition targets on page 39 of the Amended Proxy.

Comparative per Share Data, page 64

2.	We have reviewed the revisions to your disclosures related to comment 9 and we re-issue part of our previous comment. Please tell us why you did not provide equivalent pro forma per share data related to HF Group Holding Corporation required by Item 14(10)(i), (ii) and (iii) of Schedule 14A. Please note historical, pro forma amounts and equivalent pro forma amounts need to be disclosed. Refer to the Instructions to paragraph (b)(10) 2 of Item 14(10) of Schedule 14A for guidance on how to calculate equivalent pro forma per share amounts.

Response: The disclosure on pages 63, 64 and 68 of the Amended Proxy have been revised in accordance with the Staff’s comments.

3.	You disclose shares outstanding as of December 31, 2017 in the presentation of book value per share or pro forma book value per share as of March 31, 2018. Please revise your description to clarify the amounts reflect the number of shares outstanding as of March 31, 2018.

Response: The disclosure on page 64 of the Amended Proxy has been revised in accordance with the Staff’s comments.

4.	We have reviewed the revisions to your disclosures related to comment 10. Please tell us why you excluded noncontrolling interest in your calculation of book value per share related to the HF Group Holding Corporation Historical column. This comment also applies to your Pro Forma Condensed Combined Balance Sheet on page 66.

Response: The equity of noncontrolling interest was excluded from the calculation of book value per share related to HF Group Holding Corporation and pro forma book value per share after merger because it was not attributable to the common stockholders of HF Group Holding Corporation before the business combination and will not be attributable to HF Foods Group Inc. after the business combination, but will attributable to the minority shareholders of one of the group’s subsidiaries. The disclosure on pages 64 and 66 of the Amended Proxy has been revised to explain the foregoing.

Mara L. Ransom June 14, 2018 Page 3

Pro Forma Condensed Combined Income Statement, page 67

5.	It appears that distribution, selling and administrative expenses, income from operations, income before income tax provision, net income, and net income (loss) attributable to common stockholders are not properly combined in the pro forma combined conversion and pro forma combined no conversion columns. Please revise or advise.

Response: The disclosure on page 67 of the Amended Proxy has been revised in accordance with the Staff’s comments.

6.	Please insert the total of the adjustments to show the effect on the amount of net income (loss) attributable to common stockholders in the adjustment for merger assuming conversion column.

Response: The disclosure on page 67 of the Amended Proxy has been revised in accordance with the Staff’s comments.

Note 1. Description of Transaction, page 69

7.	Please revise assumption (1) in the second paragraph to also disclose the maximum shares that shareholders of public shares will elect to convert as of December 31, 2017.

Response: The disclosure on page 69 of the Amended Proxy has been revised in accordance with the Staff’s comments.

HE Group Holding Corporation’s Business

Overview, page 70

8.	The amount of net revenue for the three months ended March 31, 2017 disclosed in the third paragraph on page 71 differs from the amount of net revenue disclosed in the condensed consolidated statements of income. Please revise.

Response: The disclosure on page 71 of the Amended Proxy has been corrected in accordance with the Staff’s comment.

Mara L. Ransom June 14, 2018 Page 4

Current Industry Landscape and Opportunities, page 72

9.	We note your response to comment 12, and that you have removed certain references to HF Group being a “leading foodservice distributor.” Please make conforming changes throughout the rest of your filing, or include the measure or metric by which HF Group is a “leading” distributor.

Response: The Company has made conforming changes throughout the rest of the Amended Proxy in accordance with the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the first quarter of 2018 and 2017

Adjusted EBIDTA, page 86

10.	The percentages disclosed in the paragraph following the table differ from the percentages disclosed in the table. Please revise or advise.

Response: The disclosure on page 86 of the Amended Proxy has been corrected in accordance with the Staff’s comment.

Liquidity and Capital Resources

Financing Activities, page 91

11.	The increases in payments made and cash proceeds for the line of credit and long-term debt appear to differ from the payments and cash proceeds disclosed in the consolidated statements of cash flows. Please revise or advise.

Response: The disclosure on page 91 of the Amended Proxy has been corrected in accordance with the Staff’s comment.

Certain Transactions

Certain Transactions of HF Group, page 116

12.	The amount of accounts payable to related parties as of December 31, 2016 disclosed in the paragraph above the table of accounts payable to related parties on page 117 differs from total of accounts payable to related parties. Please revise.

Mara L. Ransom June 14, 2018 Page 5

Response: The disclosure on page 117 of the Amended Proxy has been corrected in accordance with the Staff’s comment.

HP Group Holding Corporation and Subsidiaries Consolidated Financial

Statements

Note 11 Segment Reporting, page F-27

13.	Please tell us why total assets as of March 31, 2018 does not equal total assets as stated on the condensed balance sheets.

Response: The disclosure on page F-27 of the Amended Proxy has been corrected in accordance with the Staff’s comment.

Consolidated Statements of Income, page F-30

14.	We reviewed the revisions to your disclosures related to comment 17. Please tell us why net income used to compute pro forma net earnings and pro forma earnings per share data for the years presented do not agree to the pro forma amounts disclosed in Note 8 on page F-47.

Response: The disclosure on page F-30 of the Amended Proxy has been corrected in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner